FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

15 June 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC (Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire LS12 2QQ, England (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)

Date: 15 June 2004	By:	Steven John Webb Steven John Webb Group Company Secretary and General Counsel

Premier Farnell plc

June 15, 2004

Sir Peter Gershon to be appointed to Board of Premier Farnell plc

Premier Farnell plc, the global marketer and distributor of electronic, maintenance, repair, operations and specialist products and services, announces the appointment of Sir Peter Gershon, CBE, as a non-executive Director and Deputy Chairman, with effect from 21 June 2004. This follows the retirement from the Board at today’s Annual General Meeting of the current Deputy Chairman, Sir Robert Horton.

Since September 2003, Sir Peter, 57, has been leading an Efficiency Review of the whole UK Public Sector, at the request of the Prime Minister and the Chancellor of the Exchequer. This is due to conclude shortly.

From April 2000 to March 2004, Sir Peter was the first Chief Executive of the Office of Government Commerce, which is responsible for leading a major programme of procurement reform in UK Civil Government. Prior to that, he was Chief Operating Officer of BAE SYSTEMS plc, a position he took following the merger of Marconi Electronic Systems with British Aerospace in 1999. Before this merger Sir Peter was Managing Director of Marconi Electronic Systems and a member of the GEC plc Board from 1994 to 1999.

Sir Peter was Managing Director of GPT, the telecommunications joint venture between GEC plc and Siemens AG, from 1990 to 1994 and Managing Director of STC Telecommunications from 1987 to 1990.

Sir Peter is currently a non-executive director of HM Treasury, a Member of the Advisory Board of the UK Defence Academy, a Member of the Court and Council of Imperial College and a Member of Council of the Royal Academy of Engineering

Commenting on Sir Peter’s appointment, Sir Malcolm Bates, Chairman of Premier Farnell plc, said:

“Peter brings to the Board a level of industry insight and knowledge which will be invaluable to the Group as it continues its development. I am delighted he has agreed to join the Board.”

Sir Peter, commenting on his appointment, said:

“I am delighted to have this opportunity to join Premier Farnell in a senior non-executive position. I look forward to working with the team as we continue the successful development of the Group.”

Under the rules on the acceptance of outside appointments by Crown servants, Sir Peter applied on 1 June 2004 for permission to take up this appointment. The Prime Minister, on the advice of the Advisory Committee on Business appointments, approved the application unconditionally.

There are no details to be disclosed under paragraphs 6.F.2 (b) to (g), of the Listing Rules.

Sir Robert Horton was also the Company’s Senior Independent Director. The Board has nominated John Roques to assume this role following Sir Robert’s retirement today.

For further information, contact:

John Hirst, Group Chief Executive Officer	Premier Farnell plc	+44 (0) 20 7851 4100
James Garthwaite, Group Director, Communications
Andrew Lorenz / Richard Mountain	Financial Dynamics (UK)	+44 (0) 20 7269 7291